

August 20, 2014

Via E-Mail
Mr. Charles Teelon
Chief Executive Executive and Financial Officer
Kopjaggers, Inc.
5920 North Florida Avenue
Hernando, FL 34442

    Re: Kopjaggers, Inc.
              Item 4.01 Form 8-K
              Filed August 18, 2014
              File No. 000-54307

Dear Mr. Teelon:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K filed August 18, 2014

1. We note your statement in the third paragraph that during the year ended December 31, 2013 there were no disagreements with Seale & Beers, CPA's (Seale & Beers). We also note your disclosure that you dismissed Seale & Beers on August 18, 2014. Your disclosure should be revised to state whether there were any disagreements with your former accountant during the year ended December 31, 2013 and through August 18, 2014, the date of dismissal. Please refer to Item 304(a)(1)(iv) of Regulation S-K and revise your disclosure accordingly.

2. The last sentence in the third paragraph does not clearly indicate whether or not there was a reportable event which should be disclosed. It appears your former accountant may have advised you that the internal controls necessary for you to develop reliable financial statements did not exist. If so, please revise your disclosure to clearly indicate that

during the year ended December 31, 2013 and through August 18, 2014, the date of dismissal, a reportable event occurred and provide all of the disclosures required Item 304(a)(1)(iv) of Regulation S-K for this reportable event. Refer to your conclusion in your Form 10-K for the year ended December 31, 2013 that your Internal Control Over Financial Reporting was not effective as of December 31, 2013 due to material weaknesses in your internal controls. Also refer to Question 111.04 in our Compliance and Disclosure Interpretations regarding Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. We note that the Exhibit 16 letter provided by Seale & Beers states that they agree with the statements in the Item 4.01 Form 8-K insofar as they relate to their dismissal. Please have Seale & Beers provide you with an updated Exhibit 16 letter indicating whether or not they agree with your statements in the amended Item 4.01 Form 8-K as they pertain to their firm. In this regard, by limiting their letter to statements in the Form 8-K related to their dismissal, Seale & Beers' letter appears not to include your disclosures regarding whether there were any disagreements or reportable events. Please file this updated letter as Exhibit 16 to the Form 8-K amendment rather than as a part of the main body of the filing.

4. We note the disclosures in the last paragraph of your Form 8-K are limited to the year ended December 31, 2013 and do not address the reportable event that appears to have occurred. Please revise your disclosure to indicate whether during the two years ended December 31, 2012 and 2013 and the subsequent interim period through August 18, 2014, the date of John Scrudato CPA's (John Scrudato) engagement, you or someone on your behalf consulted with John Scrudato regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on your financial statements, and either a written report was provided to you or oral advice was provided that John Scrudato concluded was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of the reportable event. If so, provide all disclosures required by Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: William Eilers, Esq.
        Eilers Law Group